UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

MI DEVELOPMENTS INC.

(Name of Issuer)

CLASS B VOTING SHARES

(Title of Class of Securities)

55304X 20 3

(CUSIP Number)

Craig Loverock

Magna International Inc.

337 Magna Drive

Aurora, Ontario L4G 7KI

(905) 726-7068

With a copy to:

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, New York 10017

(212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

CUSIP No. 55304X 20 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) FAIR ENTERPRISE LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 20,000
8. Shared Voting Power 0
9. Sole Dispositive Power 20,000
10. Shared Dispositive 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) BERGENIE ANSTALT
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 20,000
9. Sole Dispositive Power 0
10. Shared Dispositive 20,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) CO

Introduction.

This Amendment No. 6 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), the Stronach Trust and 445327 Ontario Limited (“445327”) on September 21, 2003, as previously amended (to among other things, add Bergenie Anstalt (“Bergenie”) as a reporting person), with respect to the Class B Shares (the “Class B Shares”) of MI Developments Inc., an Ontario, Canada corporation (the “Company”). By filing this Amendment No. 6, Bergenie and Fair Enterprise Limited (“Fair Enterprise”) (i) join in Amendment No. 5 to the Statement filed by Mr. Stronach, the Stronach Trust and 445327 on April 2, 2008 (“Amendment No. 5”) and (ii) report the addition of Fair Enterprise as a reporting person with respect to the Statement.

Item 1.	Security and Issuer

This Statement relates to the Class B Shares. The principal executive offices of the Company are located at 455 Magna Drive, Aurora, Ontario, Canada, L4G 7K1 7A9.

Item 2.	Identity and Background

This Statement is being filed by Bergenie and Fair Enterprise (collectively, the “Reporting Persons”).

Bergenie is a Liechtenstein anstalt. Bergenie is an estate planning vehicle for the Stronach family. Bergenie owns all the outstanding shares of Fair Enterprise. The principal address of Bergenie is Praesidial Anstalt, Postfach 583, Aeulestrasse 38, FL-9490 Vaduz, Liechtenstein. The executive officers and directors of Bergenie are listed in Schedule A attached hereto.

Fair Enterprise is a company organized under the laws of Jersey, Channel Island. Fair Enterprise is an estate planning vehicle for the Stronach family. The principal business address of Fair Enterprise is 1 Seaton Place St. Helier, Jersey Channel Island IE4 8YJ. The executive officers and directors of Fair Enterprise are listed in Schedule A attached hereto.

During the last five years, neither of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

There is no change to the information previously reported in this Item 3.

Item 4.	Purpose for the Transaction

Neither of the Reporting Persons currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D except as set forth in Amendment No. 5 or such as would occur upon consummation of the Plan of Arrangement (as defined in Amendment No. 5). Each of the Reporting Persons intends to evaluate on an ongoing basis their investment in the Company and their options with respect to such investment. As a result of such evaluation, one or both of the Reporting Persons may make suggestions or adopt positions with respect to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D.

There is no other change to the information previously reported in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) As of the close of business on March 31, 2008, the Reporting Persons may be deemed to have beneficially owned Class B Shares as follows:

(i)	Bergenie does not hold any Class B Shares directly. Bergenie may be deemed to beneficially own 20,000 Class B Shares beneficially owned by Fair Enterprise, representing 3.6% of the Class B Shares.

(ii)	Fair Enterprise beneficially owns 20,000 Class B Shares, representing 3.6% of the Class B Shares.

The Reporting Persons adopt all disclaimers of beneficial ownership, disclaimers regarding formation of a group and other qualifications set forth in Item 5(a) of Amendment No. 5. The Reporting Persons specifically disclaim any intent to update the share holding information previously reported in this Item with respect to those parties that might be deemed to have formed a group with the Stronach Group (as defined in Item 5(a) of Amendment No. 5).

There is no other change to the remainder of the information previously reported in this Item 5(a).

(b) Mr. Stronach, Bergenie and Fair Enterprise may be deemed to share voting and dispositive power over the Class B Shares held by Fair Enterprise.

(c) There have been no transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A in the period beginning sixty days prior to March 31, 2008.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class B Shares of the Company reflected on the cover pages to this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There is no change to the information previously reported in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Schedule A	List of executive officers and directors of the Reporting Persons.

Exhibit A	Joint Filing Agreement.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2008

BERGENIE ANSTALT

by Prasidial Management Anstalt – Director of Bergenie Anstalt

Dietmar Strauss – Director
Katja Brantshen – Director

/s/ Dietmar Strauss
Authorized Signing Officer

/s/ Katja Brantshen
Authorized Signing Officer

FAIR ENTERPRISE LIMITED by Jennifer Le Chevalier – Director by Kevin Victor Mercury – Director

/s/ Jennifer Le Chevalier
Authorized Signing Officer

/s/ Kevin Victor Mercury
Authorized Signing Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Executive Officers and Directors of Bergenie Anstalt

The following table sets forth the name, business address and present principal occupation of each director and executive officer of Bergenie Anstalt. Citizenship of each Director and/or Officer is set out below.

Name	Principal Occupation	Business Address
Jürg Keller (citizen of Switzerland)	Director, Präsidial Management Anstalt (Trust Company)	Alvierweg 19 9490 Vaduz Liechtenstein
Präisidial Management Anstalt (Liechtenstein anstalt)	Trust Company	Postfach 583 Aeulestrasse 38 FL-9490 Vaduz Liechtenstein
Johannes Dür (citizen of Austria)	Director, Präsidial Management Anstalt (Trust Company)	Reicharten 157 6932 Langen Austria

Executive Officers and Directors of Fair Enterprise Limited

The following table sets forth the name, business address and present principal occupation of each director and executive officer of Fair Enterprise Limited. Citizenship of each Director and/or Officer is set out below.

Name	Principal Occupation	Business Address
Jennifer Le Chevalier (citizen of Ireland)	Director of EFG Trust Company Limited, a financial services Limited provider	c/o EFG Reads Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ

Kevin Victor Mercury (citizen of Great Britain)	Director of EFG Trust Company Limited, a financial services Limited provider	c/o EFG Reads Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ

Bruce James Ferguson (citizen of Great Britain)	Director of EFG Trust Company Limited, a financial services Limited provider	c/o EFG Reads Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ

Julie Collins (citizen of Great Britain)	Director of EFG Trust Company Limited, a financial services Limited provider	c/o EFG Reads Trust Company Limited P.O. Box 641, No. 1 Seaton Place St. Helier, Jersey JE4 8YJ

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 2, 2008

BERGENIE ANSTALT

by Prasidial Management Anstalt – Director of Bergenie Anstalt

Dietmar Strauss – Director Katja Brantshen – Director

/s/ Dietmar Strauss
Authorized Signing Officer

/s/ Katja Brantshen
Authorized Signing Officer

FAIR ENTERPRISE LIMITED

by Jennifer Le Chevalier – Director by Kevin Victor Mercury – Director

/s/ Jennifer Le Chevalier
Authorized Signing Officer

/s/ Kevin Victor Mercury
Authorized Signing Officer